                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ThermoSpectra Corporation
                                (Name of Issuer)

                            ThermoSpectra Corporation
                           TS Acquisition Corporation
                         Thermo Instrument Systems Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   883660 10 2
                      (CUSIP Number of Class of Securities)

                            Sandra L. Lambert, Clerk
                            ThermoSpectra Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                            ThermoSpectra Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /


                            Calculation of Filing Fee

-------------------------------------------------------------------------------
       Transaction Value*               Amount of Filing Fee
-------------------------------------------------------------------------------
           $19,387,936                         $3,878
-------------------------------------------------------------------------------

* Solely for purposes of calculating the filing fee. Assumes purchase of 1,211,746 shares of Common Stock, par value $.01 per share, of ThermoSpectra Corporation at $16.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $3,878
Form or registration no.:  Preliminary Proxy Statement on Schedule 14A
Filing party:              ThermoSpectra Corporation
Date filed:                July 13, 1999, September 7, 1999 and
                           November 2, 1999

         This Amendment No. 2 to Rule 13e-3 Transaction Statement (as so amended, the "Statement") is being filed in connection with the filing by ThermoSpectra Corporation ("ThermoSpectra" or the "Company") with the Securities and Exchange Commission (the "Commission") on November 2, 1999 of a definitive Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of ThermoSpectra. At such meeting, the stockholders of ThermoSpectra will vote upon the approval of an Agreement and Plan of Merger dated as of May 21, 1999 (the "Merger Agreement") by and among Thermo Instrument Systems Inc. ("Thermo Instrument"), TS Acquisition Corporation (the "Merger Sub") and ThermoSpectra, pursuant to which the Merger Sub, a wholly owned subsidiary of Thermo Instrument, will be merged with and into ThermoSpectra.


         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement that is attached hereto as Exhibit 17(d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


                              CROSS REFERENCE SHEET

Item in Schedule 13E-3      Caption or Location in the Proxy Statement
----------------------      ------------------------------------------

Item 1(a)..................."Introduction;" "Summary - Purpose of the Special
                            Meeting;" "- Parties to the Merger"

Item 1(b)..................."Introduction;" "Summary - Purpose of the Special
                            Meeting;" "- Record Date and Quorum;" "- Market Prices of Common Stock and Dividends;" "The Special Meeting - Record Date and Quorum Requirement"

Item 1(c)..................."Summary - Market Prices of Common Stock and
                            Dividends"

Item 1(d)..................."Summary - Market Prices of Common Stock and
                            Dividends;" "The Merger - Covenants"

Item 1(e)...................Not applicable

Item 1(f)..................."Appendix E - Information Concerning Transactions in
                            the Common Stock of the Company"

Item 2(a) - (c)............."Summary - Parties to the Merger;" "Business of the
                            Company;" "Management;" "Certain Information
                            Concerning the Merger Sub, Thermo

                            Instrument and Thermo Electron;" "Appendix D - Information Concerning Directors and Executive Officers of the Company, Thermo Instrument, the Merger Sub and Thermo Electron"

Item 2(d)..................."Management;" "Appendix D - Information Concerning
                            Directors and Executive Officers of the Company, Thermo Instrument, the Merger Sub and Thermo Electron"

Item 2(e)...................Not Applicable

Item 2(f)...................Not Applicable

Item 2(g)..................."Appendix D - Information Concerning Directors and
                            Executive Officers of the Company, Thermo
                            Instrument, the Merger Sub and Thermo Electron"

Item 3(a)(1)................"Certain Transactions"

Item 3(a)(2) - 3 (b)........"Summary - The Merger;" "- The Special Committee's
                            and the Board's Recommendation;" "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger;" "Special Factors - Background of the Merger;" "- The Special Committee's and the Board's Recommendation;" "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger;" "Certain Transactions;" "Appendix E - Information Concerning Transactions in the Common Stock of the Company"

Item 4(a)..................."Introduction;" "Summary - The Merger;" "- Effective
                            Time of the Merger and Payment for Shares;"
                            "- Assumption of ThermoSpectra Stock Options by Thermo Instrument;" "- Conflicts of Interest;"
                            "- Certain Effects of the Merger;" "- Conditions to the Merger, Termination and Expenses;" "Special Factors - Conflicts of Interest;" "- Certain Effects of the Merger;" "The Merger;" "Appendix A - Agreement and Plan of Merger"

Item 4(b)..................."Introduction;" "Summary - Purpose of the Special
                            Meeting;" "-The Merger;" "The Merger - Conversion of Securities;" "- Deferred

                            Compensation Plan for Directors;" "Federal Income Tax Consequences;" "Appendix A - Agreement and Plan of Merger"

Item 5(a)..................."Special Factors - Conduct of ThermoSpectra's
                            Business After the Merger"

Item 5(b)..................."Special Factors - Conduct of ThermoSpectra's
                            Business After the Merger"

Item 5(c)..................."Introduction;" "Special Factors - Conflicts of
                            Interest;" " - Conduct of ThermoSpectra's Business After the Merger"

Item 5(d)..................."Summary - Certain Effects of the Merger;" "Special
                            Factors - Certain Effects of the Merger;" "The Merger - Conversion of Securities"

Item 5(e)..................."Summary - Certain Effects of the Merger;" "Special
                            Factors - Certain Effects of the Merger;" "- Conduct of ThermoSpectra's Business After the Merger"

Item 5(f)..................."Summary - Certain Effects of the Merger;" "Special
                            Factors - Certain Effects of the Merger"

Item 5(g)..................."Summary - Certain Effects of the Merger;" "Special
                            Factors - Certain Effects of the Merger"

Item 6(a)..................."Summary - The Merger;" "The Merger - Source of
                            Funds"

Item 6(b)..................."Summary - Opinion of Financial Advisor;"
                            "- Conflicts of Interest;" "Special Factors - Opinion of Financial Advisor;" "- Conflicts of Interest;" "The Merger - Expenses"

Item 6(c)...................Not applicable

Item 6(d)...................Not applicable

Item 7(a) - (c)............."Summary - The Merger;" "- The Special Committee's
                            and the Board's Recommendation;" "- Opinion of Financial Advisor;" "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger;" "Special Factors -

                            Background of the Merger;" "- The Special
                            Committee's and the Board's Recommendation;"
                            "- Opinion of Financial Advisor;" " - Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger"

Item 7(d)..................."Summary - The Merger;" "- Assumption of
                            ThermoSpectra Stock Options by Thermo Instrument;" "- Conflicts of Interest;" "- Certain Effects of the Merger;" "- Federal Income Tax Consequences;" "Special Factors - Conflicts of Interest;"
                            "- Certain Effects of the Merger;" "- Conduct of ThermoSpectra's Business After the Merger;" "The Merger - Conversion of Securities;" "- Assumption of ThermoSpectra Stock Options by the Thermo Instrument;" "- Deferred Compensation Plan for Directors;" "Federal Income Tax Consequences"

Item 8(a)..................."Summary - The Special Committee's and the Board's
                            Recommendation;" " - Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger;" "Special Factors - The Special Committee's and the Board's Recommendation;" "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger"

Item 8(b)..................."Summary - The Special Committee's and the Board's
                            Recommendation;" "- Opinion of Financial Advisor;"
                            " - Position of Thermo Instrument and Thermo
                            Electron as to Fairness of the Merger;" "Special Factors - Background of the Merger;" "- The Special Committee's and the Board's Recommendation;"
                            "- Opinion of Financial Advisor;" "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger"

Item 8(c)..................."Introduction;" "Summary - Vote Required and
                            Revocation of Proxies;" "The Special Meeting - Voting Procedures"

Item 8(d)..................."Summary - The Special Committee's and the Board's
                            Recommendation;" "- Opinion of Financial Advisor;" "Special Factors - Background of the Merger;" "- The Special Committee's and the Board's Recommendation;" "- Opinion of Financial

                            Advisor;" "Appendix B - Opinion of Tucker Anthony Cleary Gull"

Item 8(e)..................."Summary - The Special Committee's and the Board's
                            Recommendation;" "Special Factors - The Special Committee's and the Board's Recommendation"

Item 8(f)...................Not applicable

Item 9(a) - (c)............."Summary - Opinion of Financial Advisor;" "Special
                            Factors - Background of the Merger;" "- Opinion of Financial Advisor;" "Appendix B - Opinion of Tucker Anthony Cleary Gull"

Item 10(a).................."Introduction;" "Summary - Vote Required and
                            Revocation of Proxies;" "- The Special Committee's and the Board's Recommendation;" "- Conflicts of Interest;" "Special Factors - Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger;" "- Conflicts of Interest;" "The Special Meeting - Voting Procedures;" "Security Ownership of Certain Beneficial Owners and Management;" "Appendix E - Information Concerning Transactions in the Common Stock of the Company"

Item 10(b).................."Appendix E - Information Concerning Transactions in
                            the Common Stock of the Company"

Item 11....................."Introduction;" "Summary - Vote Required and
                            Revocation of Proxies;" "- The Merger;" "The Special Meeting - Voting Procedures;" "The Merger;" "Appendix A Agreement and Plan of Merger"

Item 12(a).................."Introduction;" "Summary - Vote Required and
                            Revocation of Proxies;" "The Special Meeting - Voting Procedures;" "Appendix D - Information Concerning Directors and Executive Officers of the Company, Thermo Instrument, the Merger Sub and Thermo Electron"

Item 12(b).................."Summary - The Special Committee's and the Board's
                            Recommendation;" "- Position of Thermo

                            Instrument and Thermo Electron as to Fairness of the Merger;" "Special Factors - The Special Committee's and the Board's Recommendation;" "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger"

Item 13(a).................."Summary - Rights of Dissenting Stockholders;" "The
                            Special Meeting - Voting Procedures;" "Rights of Dissenting Stockholders;" "Appendix C - Text of
                            Section 262 of the General Corporation Law of the State of Delaware"

Item 13(b)..................Not applicable

Item 13(c)..................Not applicable

Item 14(a).................."Selected Financial Information;" "Consolidated
                            Financial Statements"

Item 14(b)..................Not applicable

Item 15(a).................."The Special Meeting - Proxy Solicitation"

Item 15(b)..................Not applicable

Item 16.....................Entirety of Proxy Statement

Item 17(a)..................Not applicable

Item 17(b)(1)...............Opinion of Tucker Anthony Cleary Gull dated May 21,
                            1999 (included as Appendix B to the Proxy Statement)

Item 17(b)(2)...............Presentation dated May 20, 1999 to the Special
                            Committee of the Board of Directors of
                            ThermoSpectra Corporation by Tucker Anthony Cleary Gull

Item 17(c)..................Agreement and Plan of Merger dated as of May 21,
                            1999 by and among Thermo Instrument Systems Inc., TS Acquisition Corporation and ThermoSpectra Corporation (included as Appendix A to the Proxy Statement)


Item 17(d)(1)...............Copy of Letter to Stockholders



Item 17(d)(2)...............Copy of Notice of Special Meeting of Stockholders



Item 17(d)(3)...............Definitive Proxy Statement

Item 17(d)(4)...............Form of Proxy

Item 17(e)..................Text of Section 262 of the General Corporation Law
                            of the State of Delaware (included as Appendix C to the Proxy Statement)


Item 17(f)..................Definitive Proxy Statement


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting" and "- Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled
"Introduction," "Summary - Purpose of the Special Meeting," "- Record Date and Quorum," "- Market Prices of Common Stock and Dividends" and "The Special Meeting - Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Summary
- Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary
- Market Prices of Common Stock and Dividends" and "The Merger - Covenants" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in Appendix E of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), the Merger Sub, Thermo Instrument and Thermo Electron.

         (a) - (c) The information set forth in the sections entitled "Summary - Parties to the Merger," "Business of the Company," "Management" and "Certain Information Concerning the Merger Sub, Thermo Instrument and Thermo Electron," and in Appendix D of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Management," and in Appendix D of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, none of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, respectively, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (f) During the last five years, none of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub, Thermo Instrument or Thermo Electron, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

         (g) The information set forth in Appendix D of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

         (a) (2) - (b) The information set forth in the sections entitled "Summary - The Merger," "- The Special Committee's and the Board's Recommendation," "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger" and "Certain Transactions," and in Appendix E of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary - The Merger," "- Effective Time of the Merger and Payment for Shares," "- Assumption of ThermoSpectra Stock Options by Thermo Instrument," "- Conflicts of Interest," "- Certain Effects of the Merger," "- Conditions to the Merger, Termination and Expenses," "Special Factors - Conflicts of Interest," "- Certain Effects of the Merger" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting," "- The Merger," "The Merger - Conversion of Securities," "- Deferred Compensation Plan for Directors" and "Federal Income Tax Consequences," and Appendix A of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The information set forth in the section entitled "Special Factors - Conduct of ThermoSpectra's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "Special Factors - Conduct of ThermoSpectra's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Special Factors - Conflicts of Interest" and " - Conduct of ThermoSpectra's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger," and "The Merger - Conversion of Securities" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger" and "- Conduct of ThermoSpectra's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (g) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the sections entitled "Summary - The Merger" and "The Merger - Source of Funds" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Summary - Opinion of Financial Advisor," "- Conflicts of Interest," "Special Factors - Opinion of Financial Advisor," "- Conflicts of Interest" and "The Merger - Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in the sections entitled "Summary -The Merger," "- The Special Committee's and the Board's
Recommendation;" "- Opinion of Financial Advisor," "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor" and "- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary -
The Merger," "Assumption of ThermoSpectra Stock Options by Thermo
Instrument," "- Conflicts of Interest," "- Certain Effects of the Merger,"
"- Federal Income Tax Consequences," "Special Factors - Conflicts of Interest," "- Certain Effects of the Merger," "- Conduct of ThermoSpectra's Business
After the Merger," "The Merger - Conversion of Securities," "- Assumption of ThermoSpectra Stock Options by the Thermo Instrument," "- Deferred
Compensation Plan for Directors" and "Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger," "Special Factors - The Special Committee's and the Board's Recommendation" and "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor," "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger," "Special Factors - Background of the Merger," " - The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor" and "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies" and "The Special Meeting - Voting Procedures" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation" and "- Opinion of Financial Advisor," and in Appendix B of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation" and "Special Factors - The Special

Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) - (c) The information set forth in the sections entitled "Summary - Opinion of Financial Advisor," "Special Factors - Background of the Merger" and "- Opinion of Financial Advisor," and in Appendix B of the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "- The Special Committee's and the Board's Recommendation," "- Conflicts of Interest," "Special Factors - Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger," "- Conflicts of Interest," "The Special Meeting - Voting Procedures" and "Security Ownership of Certain Beneficial Owners and Management," and in Appendix E of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in Appendix E of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "- The Merger," "The Special Meeting - Voting Procedures" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies" and "The Special Meeting - Voting Procedures," and in Appendix D of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger," "Special Factors - The Special Committee's and the Board's Recommendation" and "- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "Summary - Rights of Dissenting Stockholders," "The Special Meeting - Voting Procedures" and "Rights of Dissenting Stockholders," and in Appendix C of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in the sections entitled "Selected Financial Information" and "Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in the section entitled "The Special Meeting - Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.


         (b)(1) Opinion of Tucker Anthony Cleary Gull dated May 21, 1999 (included as Appendix B to the definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).



        *(b)(2) Presentation dated May 20, 1999 to the Special Committee of the Board of Directors of ThermoSpectra Corporation by Tucker Anthony Cleary Gull.



         (c) Agreement and Plan of Merger dated as of May 21, 1999 by and among Thermo Instrument Systems Inc., TS Acquisition Corporation and ThermoSpectra Corporation, (included as Appendix A to the definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).



         (d)(1) Copy of Letter to Stockholders.



         (d)(2) Copy of Notice of Special Meeting of Stockholders.



         (d)(3) Definitive Proxy Statement.



------------
* Previously filed.

         (d)(4) Form of Proxy.


         (e) Text of Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the definitive Proxy Statement, which is filed herewith as Exhibit (d)(3)).



         (f) Definitive Proxy Statement (see Exhibit (d)(3)).

                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                 THERMOSPECTRA CORPORATION



Dated: November 2, 1999             By: /s/ Barry S. Howe
                                    -------------------------------------------
                                    Name: Barry S. Howe
                                    Title: President and Chief Executive Officer



                                 TS ACQUISITION CORPORATION




Dated: November 2, 1999             By: /s/ Earl R. Lewis
                                    -------------------------------------------
                                    Name: Earl R. Lewis
                                    Title: President



                                 THERMO INSTRUMENT SYSTEMS INC.




Dated: November 2, 1999             By: /s/ Earl R. Lewis
                                    -------------------------------------------
                                    Name: Earl R. Lewis
                                    Title: President and Chief Executive Officer



                                 THERMO ELECTRON CORPORATION




Dated: November 2, 1999             By: /s/ Kenneth J. Apicerno
                                    -------------------------------------------
                                    Name: Kenneth J. Apicerno
                                    Title: Treasurer

                                  EXHIBIT INDEX


Exhibit Number            Description
--------------            -----------


      99.17(b)(1)         Opinion of Tucker Anthony Cleary Gull dated May
                          21, 1999 (included as Appendix B to the definitive
                          Proxy Statement, which is filed herewith as Exhibit
                          99.17(d)(3)).



     *99.17(b)(2)         Presentation dated May 20, 1999 to the Special
                          Committee of the Board of Directors of ThermoSpectra
                          Corporation by Tucker Anthony Cleary Gull.



      99.17(c) Agreement and Plan of Merger dated as of May 21, 1999 by and among Thermo Instrument Systems Inc., TS Acquisition Corporation and ThermoSpectra Corporation, (included as Appendix A to the definitive Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).



      99.17(d)(1)         Copy of Letter to Stockholders.



      99.17(d)(2)         Copy of Notice of Special Meeting of
                          Stockholders.



      99.17(d)(3)         Definitive Proxy Statement.


      99.17(d)(4)         Form of Proxy.


      99.17(e) Text of Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the definitive Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).



      99.17(f)            Definitive Proxy Statement (see Exhibit 99.17(d)(3)).



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* Previously filed.